Filed by I.D. Systems, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pointer Telocation Ltd.

Commission File No.: 001-13138

The following press release was issued by I.D. Systems, Inc. on May 21, 2019.

I.D. Systems Amends Investment Agreement with Affiliates of ABRY
Partners II to Set Initial Conversion Price of Preferred Stock

Woodcliff Lake, NJ — May 21, 2019 — I.D. Systems, Inc. (NASDAQ: IDSY), a leading provider of enterprise asset management and Industrial Internet of Things (IoT) technology, announced that it has entered into an amendment to its Investment and Transaction Agreement, dated March 13, 2019, with affiliates of ABRY Partners II, LLC in connection with the previously announced acquisition of Pointer Telocation Ltd. The Investment Agreement was amended to:

●	set the initial conversion price of the Series A Preferred Stock at $7.319 (a 30% premium to the 30-day volume weighted average trading price of I.D. Systems’ common stock prior to the signing of the amendment);

●	facilitate the dual-listing of the shares of PowerFleet, Inc., the newly formed holding company, on the Nasdaq Global Market and the Tel Aviv Stock Exchange, by providing that the holders of Series A Preferred Stock will not be entitled to vote on any matter presented to the stockholders of PowerFleet, Inc. unless and until any holder of Series A Preferred Stock elects, on behalf of all holders of Series A Preferred Stock, to activate their voting rights, and

●	further provide that after any such election, all holders of Series A Preferred Stock will be entitled to vote their shares of Series A Preferred Stock unless and until the holders of at least a majority of the outstanding shares of Series A Preferred Stock provide further written notice to PowerFleet, Inc. that they elect to deactivate their voting rights.

I.D. Systems CEO Chris Wolfe commented: “We believe that establishing the initial conversion price of the Preferred Stock at this time is in the best interests of I.D. Systems stockholders by providing a higher degree of price certainty regarding our pending acquisition of Pointer.”

For further information on this transaction, we encourage stockholders to view the slide presentation issued following the announcement of the transaction, which is available here.

For additional information on the amendment, please reference the Form 8-K filed with the Securities and Exchange Commission on May 20, 2019, which is available here.

About I.D. Systems

Headquartered in Woodcliff Lake, New Jersey, with subsidiaries in Texas, Florida, Germany and the United Kingdom, I.D. Systems is a leading global provider of wireless M2M solutions for securing, controlling, tracking, and managing high-value enterprise assets such as industrial vehicles, rental cars, trailers, containers, and cargo. The company’s patented technologies address the needs of organizations to monitor and analyze their assets to increase efficiency and productivity, reduce costs, and improve profitability. For more information, please visit www.id-systems.com, the content of which does not form a part of this press release.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transactions, PowerFleet, Inc., I.D. Systems and Pointer will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a PowerFleet registration statement on Form S-4 that will include a joint proxy statement of I.D. Systems and Pointer that also constitutes a prospectus of PowerFleet, and a definitive joint proxy statement/prospectus will be mailed to stockholders of I.D. Systems and Pointer. INVESTORS AND SECURITY HOLDERS OF I.D. SYSTEMS AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by PowerFleet, I.D. Systems or Pointer through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

I.D. Systems, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of I.D. Systems is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019, as amended on April 30, 2019. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws. I.D. Systems’, Pointer’s and the combined business’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, I.D. Systems’ and Pointer’s expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. For example, forward-looking statements include statements regarding: prospects for additional customers; potential contract values; market forecasts; projections of earnings, revenues, synergies, accretion or other financial information of I.D. Systems, Pointer and the combined business; emerging new products; and plans, strategies and objectives of management for future operations, including growing revenue, controlling operating costs, increasing production volumes, and expanding business with core customers. Most of these factors are outside the parties’ control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreements for the proposed transactions or could otherwise cause the proposed transactions to fail to close; (2) the risks or uncertainties of taking on significant new indebtedness and/or issuance of significant new equity to finance the transactions; (3) conditions to the closing of the transactions may not be satisfied and required regulatory approvals may not be obtained; (4) the outcome of any legal proceedings that may be instituted against I.D. Systems or Pointer following the announcement of the transaction agreements and the proposed transactions; (5) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of I.D. Systems or Pointer or other conditions to closing in transaction agreements; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transactions; (7) the inability to obtain or maintain the listing of the shares of common stock of PowerFleet, Inc. on Nasdaq; (8) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the ability of I.D. Systems to integrate successfully the business, operations and employees of Pointer and the ability of the combined company to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) the possibility that I.D. Systems or Pointer may be adversely affected by other economic or business conditions, and/or competitive factors; (13) the loss of I.D. Systems’ or Pointer’s key customers or reduction in the purchase of products or services by any such customers; (14) the failure of the market for I.D. Systems’ or Pointer’s products and services to continue to develop; (15) the inability to protect I.D. Systems’ or Pointer’s intellectual property; (16) the effects of competition from a variety of local, regional, national and other providers of wireless solutions; and (17) other risks and uncertainties detailed from time to time in I.D. Systems’ and Pointer’s filings with the Securities and Exchange Commission, including I.D. Systems’ annual report on Form 10-K for the year ended December 31, 2018 and Pointer’s annual report on Form 20-F for the year ended December 31, 2018. These risks could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, I.D. Systems or Pointer. Unless otherwise required by applicable law, I.D. Systems and Pointer assume no obligation to update the information contained in this press release, and expressly disclaim any obligation to do so, whether as a result of new information, future events or otherwise.

I.D. Systems Company Contact

Ned Mavrommatis, CFO

ned@id-systems.com

(201) 996-9000

I.D. Systems Investor Contact

Matt Glover

Gateway Investor Relations

IDSY@gatewayIR.com

(949) 574-3860